Exhibit 99.1

Home Inns Group Reports Fourth Quarter and Full Year 2012 Financial Results

Annual Revenues Increased 46% to RMB 5.77 billion

1,772 Hotels in 253 Cities in China at Year End

Shanghai, March 11, 2013 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Home Inns Group acquired Motel 168 and has consolidated Motel 168’s operating and financial results since October 1, 2011. Consolidated group numbers are presented in this earnings release unless specifically noted. For the purpose of providing more context and comprehensive information to investors, Home Inns Group separately presents key financial data excluding Motel 168 in this earnings release in Appendix 1.

Fourth Quarter and Full Year 2012 Financial Highlights

•

Total revenues increased 11.9% to RMB 1.47 billion for the fourth quarter of 2012 and increased 45.7% to RMB 5.770 billion for the full year 2012, which was within the higher end of the guidance range of RMB 5.715 billion to RMB 5.810 billion.

•	Adjusted EBITDA (non-GAAP) increased 14.6% to RMB 260.5 million (US$41.8 million) for the fourth quarter of 2012 and increased 25.9% to RMB 1.13 billion (US$181.9 million) for the full year 2012.

Key Financial Results

(RMB Million except RMB per ADS)	4Q12	4Q11	V%	FY12	FY11	V%
Total Revenues	1,465.7	1,309.9	11.9%	5,769.7	3,959.7	45.7%
Income from Operations	36.3	33.2	9.3%	273.7	297.4	-8.0%
Adj. Income from Operations*	79.2	78.5	0.9%	464.1	457.3	1.5%
Net Income/Loss	6.3	32.7	-80.7%	-26.8	351.5	-107.6%
Adj. Net Income/Loss*	80.6	36.6	120.2%	300.3	326.1	-7.9%
EBITDA*	188.2	229.2	-17.9%	849.5	949.0	-10.5%
Adj. EBITDA*	260.5	227.4	14.6%	1,133.4	900.2	25.9%
Diluted Earnings/Losses per ADS	0.14	-0.12	F	-0.59	2.51	UF
Adj. Diluted Earnings/Losses per ADS*	1.74	0.73	F	6.62	6.92	UF

Note: Consolidation of Motel 168 financial results started October 1, 2011 impacting comparability of full year results

*	Indicates non-GAAP financial measures which exclude any applicable non-recurring items or items not directly impacting underlying business operations, mainly, share-based compensation expenses, acquisition and integration expenses, amortization on up-front fees of acquisition term loans and gain or loss on change in fair value of convertible notes. (see commentary at the end of this earnings release for further details)

Fourth Quarter and Full Year 2012 Operational Highlights

•

Home Inns Group opened 366 new hotels in 2012, exceeding the guidance range of 330 to 360. As of December 31, 2012, the Group operated 1,772 hotels across 253 cities in China under its three brands. There were a total of 241 hotels contracted or under construction at the end of 2012 including 170 franchised-and-managed hotels representing a strong pipe-line for this business model.

	Hotels in Operations				Openings		Closures
As of December 31, 2012	Group	Home Inns	Motel 168	Yitel	4Q12	FY12	4Q12	FY12
Total number of Hotels	1,772	1,431	334	7	96	366	6	20
Leased-and-Operated	803	646	151	6	33	109	1	5
Franchised-and-Managed	969	785	183	1	63	257	5	15
Contracted or under Construction	241	211	26	4
Leased-and-Operated	71	56	13	2
Franchised-and-Managed	170	155	13	2

•	As of December 31, 2012, Home Inns Group had a total of 11.9 million unique active non-corporate members under its frequent guests programs.

Operating Metrics

	4Q2012	3Q2012	4Q2011	FY2012	FY2011
Occupancy Rate	83.8%	90.3%	84.2%	86.1%	88.8%
Average Daily rate (ADR, RMB)	165	174	168	168	172
Revenue per Available Room (RevPAR, RMB)	138	157	141	144	152

•

The year-over-year decrease in RevPAR was mainly driven by continued market softness across China despite signs of improvements in certain macroeconomic indicators. In addition, relatively weaker economic conditions in lower tier cities further hindered hotels’ normal ramp up progress towards maturity. This short-term set back does not change the Company’s conviction in its strategic positioning in lower tier cities where long term growth prospects exist.

•

The year-over-year decrease in RevPAR for the full year of 2012 was also attributable to the full year dilutive impact from Motel 168 in 2012 with a lower overall RevPAR than the core organic business as integration continues.

•

Benefiting from continued integration efforts, both occupancy rate and ADR for Motel 168 for the fourth quarter of 2012 improved, to 77.4% and RMB 160 from 73.5% and RMB 154, respectively, resulting in a 9.7% improvements year-over-year in fourth quarter RevPAR to reach RMB 124 from RMB 113 a year ago. RevPAR for Motel 168 for the full year of 2012 was RMB 125. The integration of Motel 168 remains on track and further improvements in RevPAR are expected in 2013 as the integration proceeds in final stages.

“Given sustained market challenges and increasing competition, we are reasonably pleased with our overall performance,” said Mr. David Sun, the Company’s chief executive officer. “We met our annual revenue expectations and exceeded our target for new hotel openings. Performance of mature hotels remained solid relative to market softness, the integration of Motel 168 continues to be on track, and we have finalized the Yitel brand design and financial blueprint.”

“Our growth focus on low-capital-high-margin franchise-and-managed hotels is well supported by our strong brand, our well-run franchise programs and the increasing demand from our quality franchisee partners. We plan to conclude Motel 168 integration this year, and this second economy brand will then start to contribute positively to our bottom line. The impressive development trends of Yitel hotels in operations have proven concept and execution model, and we expect to scale up the Yitel portfolio accordingly,” Mr. Sun continued. “Meaningful improvements may still be months ahead, and the Company is focused on sustainable profitable growth for the long run. We have built solid internal readiness including strong franchised-and-managed hotels growth momentum and continued cost control initiatives to take advantage of market recoveries when time comes and to capture long-term growth prospects of the Chinese economy.”

Detailed Overview of Financial Results for Fourth Quarter and Full Year 2012

Total Revenues

	Fourth Quarter 2012			Full Year 2012
(RMB/USD in Millions)	RMB	USD	V%	RMB	USD	V%
Leased-and-Operated Hotels	1,305.0	209.5	10.5%	5,164.8	829.0	45.1%
Franchised-and-Managed Hotels	160.7	25.8	24.8%	604.9	97.1	51.2%

Total Revenues	1,465.7	235.3	11.9%	5,769.7	926.1	45.7%
Less: Business Taxes and related surcharges	-90.1	-14.5	10.9%	-353.4	-56.7	41.8%

Net Revenues	1,375.5	220.8	12.0%	5,416.3	869.4	46.0%

•

Both year-over-year increases in total revenues from leased-and-operated hotels for the fourth quarter of 2012 and the full year of 2012 were mainly driven by an increase in the number of hotels in operation offsetting impact from market-driven decrease in RevPAR. The increase in the number of leased-and-operated hotels in operation for the full year was attributable in large part to acquisition of Motel 168 effective October 1, 2011.

•

Both year-over-year increases in total revenues from franchised-and-managed hotels for the fourth quarter of 2012 and the full year of 2012 were mainly driven by an increase in the number of such hotels in operation. The increase in the number of franchised-and-managed hotels in operation for the full year was attributable in large part to acquisition of Motel 168 effective October 1, 2011.

•

Revenues from Motel 168 included in total revenues were RMB 365.0 million (US$58.6 million) for the fourth quarter of 2012 and RMB 1.47 billion (US$235.7 million) for the full year of 2012. Revenues of Motel 168 fell slightly below its previous revenue guidance for the full year 2012 as a result of overall market weakness and significant elimination of unprofitable food and beverage business operations. Integration of Motel 168 remains on track and the Company expect to conclude the integration in 2013.

Total Operating Costs and Expenses / Total Operating Income

	Fourth Quarter 2012
(RMB/USD in Millions	GAAP Results			Share-Based Compensation		Integration Costs		Adjusted Non-GAAP Results
Vpts - change in %pts of total revenues)	RMB	USD	Vpts	RMB	USD	RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,208.8	194.0	1.0pts	-2.0	-0.3	-19.9	-3.2	1,186.9	190.5	0.8pts

Franchised-and-Managed Hotel Personnel Costs	24.6	3.9	0.1pts	-2.5	-0.4	—	—	22.1	3.5	0.1pts
Sales and Marketing Expenses	24.8	4.0	0.2pts	-0.4	-0.1	—	—	24.4	3.9	0.2pts
General and Administrative Expenses	83.4	13.4	-1.1pts	-17.6	-2.8	-0.6	-0.1	65.2	10.5	-0.3pts

Total Operating Costs and Expenses	1,341.6	215.3	0.3pts	-22.5	-3.6	-20.5	-3.3	1,298.6	208.4	0.8pts

Total Operating Income	36.3	5.8	—	-22.5	-3.6	-20.5	-3.3	79.2	12.7	-0.6pts

	Full Year 2012
(RMB/USD in Millions	GAAP Results			Share-Based Compensation		Integration Costs		Adjusted Non-GAAP Results
Vpts - change in %pts of total revenues)	RMB	USD	Vpts	RMB	USD	RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	4,642.0	745.1	5.7pts	-8.2	-1.3	-83.7	-13.4	4,550.1	730.3	4.5pts

Franchised-and-Managed Hotel Personnel Costs	125.0	20.1	0.3pts	-9.6	-1.5	—	—	115.5	18.5	0.3pts
Sales and Marketing Expenses	76.9	12.3	0.2pts	-1.5	-0.2	-0.1	—	75.3	12.1	0.2pts
General and Administrative Expenses	315.2	50.6	-3.0pts	-74.1	-11.9	-13.2	-2.1	228.0	36.6	-1.0pts

Total Operating Costs and Expenses	5,159.1	828.1	3.2pts	-93.4	-15.0	-97.0	-15.6	4,968.8	797.6	4.0pts

Other Income	16.6	2.7	n/a					16.6	2.7	n/a

Total Operating Income	273.7	43.9	-2.8pts	-93.4	-15.0	-97.0	-15.6	464.1	74.5	-3.5pts

Total operating costs and expenses were RMB 1.34 billion (US$215.3 million) for the fourth quarter of 2012, representing 91.5% of total revenues for the quarter, and RMB 5.16 billion (US$ 828.1 million) for the full year of 2012, representing 89.4% of total revenues for the year. Total operating costs and expenses excluding any share-based compensation expenses and acquisition and integration costs, (non-GAAP) for the fourth quarter of 2012 were 88.6% of total revenues, compared to 87.8% in the same period a year ago, and 86.1% for the full year of 2012 compared to 82.2% for the full year of 2011.

Both year-over-year increases in total operating costs and expenses as a percentage of total revenues for the fourth quarter and the full year of 2012 were mainly due to overall soft market conditions, lack of systematic price increases and rising operating costs net of productivity benefits from general and administrative cost. The increase in this ratio for the full year was also due to a higher cost ratio from Motel 168 with one quarter of results consolidated in 2011 compared to four quarters of results consolidated in 2012.

•

Total leased-and-operated hotel costs were RMB 1.21 billion (US$194.0 million) for the fourth quarter of 2012 and RMB 4.64 billion (US$745.1 million) for the full year of 2012. Total leased-and-operated hotel costs excluding any share-based compensation expenses and acquisition and integration costs (non-GAAP) were 91.0% of the leased-and-operated hotel revenue in the fourth quarter of 2012 compared to 88.9% in the same period a year ago, and 88.1% for the full year of 2012 compared to 82.7% for the full year of 2011. The year-over-year increases in this expense ratio were mainly due to weaker revenue base driven by market softness, the absence of systematic price increases, and rising operating costs including energy costs and personnel costs not fully absorbed by productivity initiatives. The year-over-year increase in this expense ratio for the full year was also driven by a higher cost ratio from Motel 168 hotels whose results were consolidated starting fourth quarter of 2011.

Pre-opening cost was RMB 26.8 million (US$4.3 million) for the fourth quarter of 2012 and RMB 104.2 million (US$16.7 million) for the full year of 2012.

•

Personnel costs of franchised-and-managed hotels were RMB 24.6 million (US$3.9 million) for the fourth quarter of 2012 and RMB 125.0 million (US$20.1 million) for the full year of 2012. Personnel costs of franchised-and-managed hotels excluding share-based compensation expenses (non-GAAP) were 13.8% of franchised-and-managed hotel revenues in the fourth quarter of 2012, compared to 14.3% in the same period of 2011, and 19.1% for the full year of 2012 compared to 17.2% for the full year of 2011. The decrease in this expense ratio in the fourth quarter of 2012 was due to one-time adjustment in the fourth quarter of 2012. The year-over-year increase in this ratio was mainly due to relatively lower revenue performance by franchised-and-managed hotels at Motel 168 whose results were consolidated for the full year of 2012 and only the fourth quarter for the full year of 2011.

•

Sales and marketing expenses were RMB 24.8 million (US$4.0 million) for the fourth quarter of 2012, and 76.9 million (US$12.3 million) for the full year of 2012. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.7% of total revenues for the fourth of quarter 2012 compared to 1.5% in the same period of 2011, and 1.3% of total revenues for the full year of 2012 compared to 1.1% of total revenues in 2011. The year-over-year increase in this sales and marketing expenses as a percentage of total revenues for the fourth quarter was mainly due to non-recurring spending on marketing programs in the fourth quarter in support of Home Inns Group’s multi-brand strategy. The sales and marketing expense ratio was 1.3% in the full year of 2011 after taking into consideration of the one-time catch-up adjustment resulted from the adoption of an estimated redemption rate for customer rewards during 2011. The Company continued to rely largely on basic and cost-effective sales and market practices in supporting its revenue growth.

•

General and administrative expenses were RMB 83.4 million (US$13.4 million) for the fourth quarter of 2012, and RMB 315.2 million (US$50.6 million) for the full year of 2012. General and administrative expenses excluding any share-based compensation expenses, acquisition and integration costs (non-GAAP) were 4.5% of total revenues for the quarter compared to 4.7% in the same period of 2012, and 4.0% of total revenue for the full year of 2012 compared to 5.0% for the full year of 2011. Both year-over-year decreases in general and administrative expenses as a percentage of total revenues in the fourth quarter and full year 2012 came as a result of effective cost control and productivity enhancements. The Company continued to benefit from cost discipline and economies of scale.

Income from Operations was RMB 36.3 million (US$5.8 million) for the fourth quarter of 2012 and RMB 273.7 million (US$43.9 million) for the full year of 2012. Income from operations excluding share-based compensation expenses and integration cost (non-GAAP) for the fourth quarter of 2012 was RMB 79.2 million (US$12.7 million), or 5.4% of total revenues, compared to RMB 78.5 million, or 6.0% of total revenues, in the same period of 2011. Income from operations excluding share-based compensation expenses and integration cost (non-GAAP) for 2012 was RMB 464.1 million (US$74.5 million), or 8.0% of total revenues, compared to RMB 457.3 million, or 11.5% of total revenues, in 2011.

The year-over-year decrease in income from operations as a percentage of total revenue for the fourth quarter of 2012 and full year of 2012 was mainly due to weaker operating environment, and the absence of systematic price increases to offset rising hotel operating costs including utilities and personnel related costs. Consolidation of Motel 168 for the full year of 2012 with higher cost ratio as the business was still in the process of integration also contributed to the year over year decrease in the income ratio.

Provided that the market condition improves in the future, the Company is prepared to improve profitability through pricing, higher-mix of margin-rich franchise-and-managed hotels expansion focus, further productivity gains and headquarter costs leverage.

EBITDA (non-GAAP)

(RMB/USD in Millions)	Fourth Quarter 2012			Full Year 2012
(%Rev-% of Total Revenues)	RMB	USD	%Rev	RMB	USD	%Rev
EBITDA (Non-GAAP)	188.2	30.2	12.8%	849.5	136.4	14.7%
Net Foreign Exchange Gain/Loss	-15.0	-2.4	-1.0%	-0.2	-0.0	-0.0%
Share-Based Compensation Expenses	22.5	3.6	1.5%	93.4	15.0	6.4%
Integration Cost	20.5	3.3	1.4%	97.0	15.5	6.6%
Non-Operating Income/Expenses	-1.0	-0.2	-0.1%	6.7	1.1	0.5%
Gain/Loss on Fair Value Change in Convertible Notes	45.4	7.3	3.1%	87.1	14.0	5.9%

Adjusted EBITDA (Non-GAAP)	260.5	41.8	17.8%	1,133.4	181.9	19.6%

Consolidated Net Income Attributable to Home Inns Group’s Shareholders

(RMB/USD in Millions)	Fourth Quarter 2012			Full Year 2012
(%Rev-% of Total Revenues)	RMB	USD	%Rev	RMB	USD	%Rev
Net Income (GAAP)	6.3	1.0	0.4%	-26.8	-4.3	-0.5%
Net Foreign Exchange Gain/Loss	-15.0	-2.4	-1.0%	-0.2	-0.0	-0.0%
Share-Based Compensation Expenses	22.5	3.6	1.5%	93.4	15.0	1.6%
Integration Cost	20.5	3.3	1.4%	97.0	15.6	1.7%
Amortization of Upfront Fees on Term Loan	2.0	0.3	0.1%	43.3	6.9	0.7%
Non-Operating Income/Expenses	-1.0	-0.2	-0.1%	6.7	1.1	0.1%
Gain/Loss on Fair Value Change in Convertible Notes	45.4	7.3	3.1%	87.1	14.0	1.5%

Adjusted Net Income (Non-GAAP)	80.6	12.9	5.5%	300.3	48.2	5.2%

Basic and Diluted Earnings Per Ordinary Share and Per ADS

	Fourth Quarter 2012				Full Year 2012
	Ordinary Share		ADS Share		Ordinary Share		ADS Share
	RMB	USD	RMB	USD	RMB	USD	RMB	USD
Basic	0.07	0.01	0.14	0.02	-0.29	-0.05	-0.59	-0.09
Diluted	0.07	0.01	0.14	0.02	-0.29	-0.05	-0.59	-0.09

Adjusted Basic (Non-GAAP)	0.89	0.14	1.77	0.28	3.31	0.53	6.62	1.06
Adjusted Diluted (Non-GAAP)	0.87	0.14	1.74	0.28	3.31	0.53	6.62	1.06

Cash Flow

Net operating cash flow for the fourth quarter of 2012 was RMB 186.8 million (US$30.0 million), compared to RMB 139.5 million in the same period of 2011. Capitalized expenditures for the fourth quarter of 2012 were RMB 250.4 million (US$40.2 million), while related cash paid for capital expenditures during the quarter was RMB 305.6 million (US$49.0 million).

For the full year 2012, net operating cash flow was RMB 716.9 million (US$115.1 million), compared to RMB 726.1 million in 2011. Capitalized expenditures for 2012 were RMB 1.00 billion (US$160.9 million), while related cash paid for capital expenditures during the year was RMB 958.1 million (US$153.8 million).

Balance Sheet

As of December 31, 2012, Home Inns Group had cash and cash equivalents of RMB 663.2 million (US$106.4 million). Financial liabilities of RMB 1.07 billion (US$171.2 million) consisted of the outstanding balance of long-term financial liability for convertible notes (issued in December 2010) and interest swap contracts (both measured at fair value). The balance of the Company’s U.S. dollar-denominated four-year term loan facility was RMB 748.0 million (US$120.1 million). The Company redeemed the outstanding convertible bonds issued in 2007 in the fourth quarter of 2012.

The Company plans to execute its future expansions with more franchised-and-managed hotels which do not require capital investments. The number of new lease-and-operated hotels openings will be reduced accordingly. With a strong underlying cash-generative hotel operations, the Company expects to improve its cash position in the near future.

Outlook for First Quarter and Full Year 2013

Home Inns Group targets to open 360 to 380 new hotels in 2013, including approximately 80 to 90 leased-and-operated hotels and 270 to 300 franchised-and-managed hotels.

Home Inns Group expects total revenues for the group for 2013 to be in the range of RMB 6,600 million (US$1,059.4 million) to RMB 6,800 million (US$1,091.5 million), representing a growth of 14.4% to 17.9% over 2012. Total revenues for the group in the first quarter of 2013 are expected to be in the range of RMB 1,385 million (US$222.3 million) to RMB 1,415 million (US$227.1 million).

Total revenues for Motel 168 brand for 2013 are expected to be in the range of RMB 1,650 million (US$264.8 million) to RMB 1,700 million (US$272.9 million). Total revenues for Motel 168 brand in the first quarter of 2013 are expected to be in the range of RMB 330 million (US$53.0 million) to RMB 340 million (US$54.6 million).

Excluding Motel 168, total revenues for 2013 are expected to be in the range of RMB 4,950 million (US$794.5 million) to RMB 5,100 million (US$818.6 million). Excluding Motel 168, total revenues in the first quarter of 2013 are expected to be in the range of RMB 1,055 million (US$169.3 million) to RMB 1,075 million (US$172.5 million).

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.2301 to US$1.00, the noon buying rate for December 31, 2012 set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold an earnings conference call at 9 PM U.S. Eastern Daylight Time on Monday, March 11, 2013 (9 AM Beijing/Hong Kong Time on Tuesday, March 12, 2013).

Dial-in details for the earnings conference call are as follows:

U.S. (toll free):	1.866.519.4004
U.S.:	1.718.354.1231
China Mainland:	800.819.0121 or 400.620.8038
Hong Kong (toll free):	800.930.346
Hong Kong:	852.2475.0994
U.K. (toll free):	080.8234.6646
U.K.:	44.2030.598.139
Australia (toll free):	1.800.457.076
Taiwan (toll free):	008.0112.6920

International:	65.6723.9381

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until the end of Monday, March 18, 2013 U.S. Eastern Daylight Time.

U.S. toll free:	1.855.452.5696
China toll free:	400.120.0932 or 800.870.0205
Hong Kong toll free:	800.963.117
International:	61.2.8199.0299

Conference ID number:	96051138

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Home Inn as one of the best-known economy hotel brands in China. In October of 2011, Home Inns Group acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns Group’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our expected successful consolidation and integration of Motel 168 with our existing operations; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Home Inns Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and acquisition and integration costs

(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs

(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses

(d)	sales and marketing expenses excluding share-based compensation expenses

(e)	general and administrative expenses excluding share-based compensation expenses and acquisition and integration costs

(f)	income from operations excluding share-based compensation expenses and acquisition and integration costs

(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest swap derivatives, withholding tax for profit distribution of previous periods and other non-operating expenses

(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration cost, withholding tax for profit distribution of previous periods, non-operating expenses and upfront fee amortization of term loan, and

(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, non-operating expenses and upfront fee amortization of term loan

Any financial data referring to “Excluding Motel 168” are also non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Group’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Group’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Home Inns Group’s business. In addition, Home Inns Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns Group’s future results will be unaffected by other charges and gains Home Inns Group considers to be outside the ordinary course of its business.

Home Inns Group completed its acquisition of 100% equity interest in Motel 168, and took control of Motel 168 effective on October 1, 2011. Home Inns Group has consolidated Motel 168’s operating and financial results since October 1, 2011. Home Inns Group has presented certain separated financial data of Motel 168 in this earning release for the purpose of providing more information to investors. Home Inns Group will provide separate financial data for Motel 168 through the integration period.

For investor and media inquiries, please contact:

Johnny Wang

Home Inns & Hotels Management Inc.

Tel: +86-21-3401-9898*2504

Email: johnnywang@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Appendix 1:

For the purpose of providing more context and comprehensive information to investors, Home Inns Group separately presents key financial data excluding Motel 168 below. Home Inns Group will continue to provide separate financial data for Motel 168 through the integration period. All information outlined below excludes Motel 168 results and Motel 168 integration costs unless specifically mentioned.

Fourth Quarter and Full Year 2012 Operational and Financial Highlights for Home Inns and Yitel Hotels

Operating Metrics

	4Q12	3Q12	4Q11	FY12	FY11
Occupancy Rate	85.6%	92.7%	88.4%	88.7%	90.3%
Average Daily rate (ADR RMB)	166	177	173	170	173
Revenue per Available Room (RevPAR RMB)	143	164	153	151	156

Total Revenues

	4Q12			FY12
(Millions)	RMB	USD	V%	RMB	USD	V%
Total Revenues	1,100.6	176.7	16.8%	4,301.2	690.4	19.7%
Leased-and-Operated Hotels	959.7	154.0	15.7%	3,767.1	604.7	17.4%
Franchised-and-Managed Hotels	140.9	22.6	25.3%	534.1	85.7	39.2%

Total Operating Costs and Expenses

	Fourth Quarter 2012
(Millions)	GAAP Results			Share-based Comp.		Integration		Non-GAAP Results
(Vpts – change in %pts of total revenue)	RMB	USD	Vpts	RMB	USD	RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	843.9	135.5	1.4pts	-1.8	-0.3	-0.1	-0.02	842.0	135.1	1.4pts

Franchised-and-Managed Hotel Personnel Costs	20.8	3.3	0.0pts	-2.2	-0.4	—	—	18.7	3.0	0.0pts
Sales and Marketing Expenses	21.0	3.4	0.2pts	-0.4	-0.06	—	—	20.7	3.3	0.2pts
General and Administrative Expenses	73.6	11.8	-1.3pts	-16.9	-2.7	—	—	56.6	9.1	-0.5pts

Total Operating Costs and Expenses	959.3	154.0	0.3pts	-21.3	-3.4	-0.1	—	937.9	150.5	1.1pts

	Full Year 2012
(Millions)	GAAP Results			Share-based Comp.		Integration		Non-GAAP Results
(Vpts – change in %pts of total revenues)	RMB	USD	Vpts	RMB	USD	RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	3,218.8	516.7	2.3pts	-7.2	-1.2	-7.8	-1.3	3,203.7	514.2	2.1pts

Franchised-and-Managed Hotel Personnel Costs	103.7	16.6	0.5pts	-8.4	-1.4	—	—	95.3	15.3	0.4pts
Sales and Marketing Expenses	65.6	10.5	0.4pts	-1.5	-0.2	—	—	64.0	10.3	0.4pts
General and Administrative Expenses	264.1	42.4	-2.8pts	-71.9	-11.5	—	—	192.2	30.9	-0.8pts

Total Operating Costs and Expenses	3,652.2	586.2	0.4pts	-89.1	-14.3	-7.8	-1.3	3,555.3	570.7	2.0pts

Profitability

	Fourth Quarter 2012
(Millions)	GAAP Results			Reconciliation		Non-GAAP Results
(Vpts - change in %pts of total revenues)	RMB	USD	Vpts	RMB	USD	RMB	USD	Vpts
Income from Operations	74.6	12.0	1.2pts	21.4	3.4	96.0	15.4	0.7pts
Net Income	4.4	0.7	-4.9pts	53.3	8.6	57.7	9.3	2.4pts

EBITDA (Non-GAAP)	183.0	29.4	-2.7pts	51.3	8.2	234.3	37.6	4.9pts

	Full Year 2012
(Millions)	GAAP Results			Reconciliation		Non-GAAP Results
(Vpts - change in %pts of total revenues)	RMB	USD	Vpts	RMB	USD	RMB	USD	Vpts
Income from Operations	397.6	63.8	1.9pts	1.0	0.2	494.5	79.4	0.7pts
Net Income	58.4	9.4	-8.6pts	233.3	37.4	291.7	46.8	-0.9pts

EBITDA (Non-GAAP)	794.3	127.5	-3.7pts	190.0	30.5	984.3	158.0	3.4pts

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2011	December 31, 2012
	RMB ‘000	RMB ‘000	US$ ‘000
ASSETS
Current assets:
Cash and cash equivalents	1,786,038	663,156	106,444
Restricted cash	205,926	205,739	33,023
Accounts receivable, net	91,980	98,176	15,758
Receivables from related parties	6,379	6,818	1,094
Consumables	43,049	41,600	6,677
Prepayments and other current assets	137,887	172,534	27,694
Deferred tax assets	75,446	80,369	12,900

Total current assets	2,346,705	1,268,392	203,590

Investment in a jointly controlled entity	8,301	6,625	1,063
Property and equipment, net	3,452,846	3,846,835	617,460
Goodwill	2,197,728	2,254,631	361,893
Intangible assets, net	1,174,452	1,149,419	184,494
Other assets	170,039	117,350	18,836
Non-current deferred tax assets	199,765	310,762	49,881

Total assets	9,549,836	8,954,014	1,437,217

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2011	December 31, 2012
	RMB ‘000	RMB ‘000	US$ ‘000
LIABILITIES
Current liabilities:
Accounts payable	91,457	76,825	12,331
Payables to related parties	2,797	3,798	610
Short term loans	346,550	12,571	2,018
Finance lease liabilities	7,006	6,660	1,069
Salaries and welfare payable	178,032	215,569	34,601
Income tax payable	80,356	76,382	12,260
Other taxes payable	27,295	27,761	4,456
Deferred revenues	202,870	202,874	32,564
Convertible bonds	113,051	—	—
Other unpaid and accruals	154,498	165,886	26,624
Other payables	847,090	925,134	148,494
Deferred tax liability	38,313	29,439	4,725

Total current liabilities	2,089,315	1,742,899	279,752

Long term loans	1,165,666	735,404	118,040
Deferred rental	593,955	631,618	101,382
Deferred revenues	79,202	45,089	7,237
Finance lease liabilities	7,750	1,620	260
Deposits	63,472	91,462	14,681
Other long term payables	—	10,620	1,705
Unfavorable lease liabilities	396,774	370,548	59,477
Financial liabilities*	979,008	1,066,771	171,229
Deferred tax liabilities	294,728	288,321	46,279

Total liabilities	5,669,870	4,984,352	800,042

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 90,659,882 and 91,672,320 shares issued and outstanding as of December 31, 2011 and December 31 2012, respectively)	3,542	3,574	574

Additional paid-in capital	2,683,923	2,802,905	449,897
Statutory reserves	125,863	158,417	25,428

Retained earnings	1,051,976	992,505	159,308

Total Home Inns shareholders’ equity	3,865,304	3,957,401	635,207

Noncontrolling interests	14,662	12,261	1,968

Total shareholders’ equity	3,879,966	3,969,662	637,175

Total liabilities and shareholders’ equity	9,549,836	8,954,014	1,437,217

	—	—	—

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2301 on December 31, 2012, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: Financial liabilities represent convertible notes measured at fair value and interest swap transaction.

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended										Year Ended
	December 31, 2011			September 30, 2012			December 31, 2012				December 31, 2011			December 31, 2012
	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB ‘000	RMB ‘000
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Group	Motel 168	excluding Motel 168
Revenues:
Leased-and-operated hotels	1,181,157	351,380	829,777	1,431,786	381,068	1,050,718	1,304,958	209,460	345,233	959,725	3,559,740	351,380	3,208,360	5,164,799	829,007	1,397,734	3,767,065
Franchised-and-managed hotels	128,743	16,243	112,500	166,624	17,797	148,827	160,724	25,798	19,812	140,912	399,986	16,243	383,743	604,936	97,099	70,832	534,104

Total revenues	1,309,900	367,623	942,277	1,598,410	398,865	1,199,545	1,465,682	235,258	365,045	1,100,637	3,959,726	367,623	3,592,103	5,769,735	926,106	1,468,566	4,301,169
Less: Business tax and related surcharges	(81,307)	(21,258)	(60,049)	(97,003)	(23,683)	(73,320)	(90,149)	(14,470)	(21,370)	(68,779)	(249,274)	(21,258)	(228,016)	(353,418)	(56,728)	(87,218)	(266,200)

Net revenues	1,228,593	346,365	882,228	1,501,407	375,182	1,126,225	1,375,533	220,788	343,675	1,031,858	3,710,452	346,365	3,364,087	5,416,317	869,378	1,381,348	4,034,969

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(452,605)	(160,964)	(291,641)	(496,559)	(165,845)	(330,714)	(514,213)	(82,537)	(158,565)	(355,648)	(1,232,662)	(160,964)	(1,071,698)	(1,953,243)	(313,517)	(631,320)	(1,321,923)
Personnel costs	(224,501)	(65,606)	(158,895)	(269,260)	(76,527)	(192,733)	(245,909)	(39,471)	(67,833)	(178,076)	(657,155)	(65,606)	(591,549)	(1,037,371)	(166,510)	(296,889)	(740,482)
Depreciation and amortization	(139,023)	(46,012)	(93,011)	(156,294)	(41,830)	(114,464)	(158,078)	(25,373)	(39,707)	(118,371)	(398,914)	(46,012)	(352,902)	(612,789)	(98,359)	(169,482)	(443,307)
Consumables, food and beverage	(104,687)	(40,518)	(64,169)	(96,555)	(25,258)	(71,297)	(99,834)	(16,024)	(28,013)	(71,821)	(258,120)	(40,518)	(217,602)	(351,338)	(56,394)	(94,911)	(256,427)
Others	(145,826)	(43,783)	(102,043)	(195,247)	(58,254)	(136,993)	(190,804)	(30,626)	(70,846)	(119,958)	(413,815)	(43,783)	(370,032)	(687,254)	(110,312)	(230,597)	(456,657)

Total leased-and-operated hotel costs	(1,066,642)	(356,883)	(709,759)	(1,213,915)	(367,715)	(846,200)	(1,208,838)	(194,031)	(364,964)	(843,874)	(2,960,666)	(356,883)	(2,603,783)	(4,641,995)	(745,092)	(1,423,199)	(3,218,796)
Personnel costs of Franchised-and-managed hotels	(20,083)	(2,335)	(17,748)	(45,046)	(7,894)	(37,152)	(24,581)	(3,946)	(3,746)	(20,835)	(72,009)	(2,335)	(69,674)	(125,031)	(20,069)	(21,303)	(103,728)
Sales and marketing expenses	(19,574)	(3,557)	(16,017)	(18,351)	(2,405)	(15,946)	(24,793)	(3,980)	(3,785)	(21,008)	(44,451)	(3,557)	(40,894)	(76,878)	(12,340)	(11,317)	(65,561)
General and administrative expenses	(89,088)	(13,858)	(75,230)	(77,850)	(9,221)	(68,629)	(83,408)	(13,388)	(9,828)	(73,580)	(335,888)	(13,858)	(322,030)	(315,235)	(50,599)	(51,145)	(264,090)

Total operating costs and expenses	(1,195,387)	(376,633)	(818,754)	(1,355,162)	(387,235)	(967,927)	(1,341,620)	(215,345)	(382,323)	(959,297)	(3,413,014)	(376,633)	(3,036,381)	(5,159,139)	(828,100)	(1,506,964)	(3,652,175)

Other income	—	—	—	7,742	239	7,503	2,341	376	299	2,042	—	—	—	16,558	2,658	1,713	14,845
Income/(loss) from operations	33,206	(30,268)	63,474	153,987	(11,814)	165,801	36,254	5,819	(38,349)	74,603	297,438	(30,268)	327,706	273,736	43,936	(123,903)	397,639

Interest income	11,497	1,773	9,724	615	190	425	861	138	176	685	31,996	1,773	30,223	11,874	1,906	1,001	10,873
Interest expenses	(28,313)	(630)	(27,683)	(27,182)	(177)	(27,005)	(17,393)	(2,792)	(150)	(17,243)	(46,868)	(630)	(46,238)	(119,416)	(19,168)	(758)	(118,658)
Loss from equity investment	—	—	—	(466)	(467)	—	(493)	(79)	(493)	—	—	—	—	(2,305)	(370)	(2,305)	—
Gain/(loss) on change in fair value of convertible notes	35,966	—	35,966	(26,765)	—	(26,765)	(45,356)	(7,280)	—	(45,356)	198,547	—	198,547	(87,099)	(13,980)	—	(87,099)
Gain on buy-back of convertible bonds	—	—	—	—	—	—	—	—	—	—	1,521	—	1,521	—	—	—	—
Non-operating income	4,895	2,927	1,968	11,044	2,136	8,908	19,683	3,160	2,113	17,570	35,899	2,927	32,972	47,986	7,702	6,705	41,281
Non-operating expenses	(7,315)	—	(7,315)	(7,818)	—	(7,818)	—	—	—	—	(7,315)	—	(7,315)	(11,403)	(1,830)	—	(11,403)
Foreign exchange gain/(loss), net	18,495	548	17,947	(6,748)	(212)	(6,536)	14,974	2,403	595	14,379	15,849	548	15,301	217	35	(410)	627

Income/(loss) before income tax expenses and noncontrolling interests	68,431	(25,650)	94,081	96,667	(10,344)	107,010	8,530	1,369	(36,108)	44,638	527,067	(25,650)	552,717	113,590	18,231	(119,670)	233,260

Income tax (expense)/benefit	(33,815)	8,134	(41,949)	(62,255)	(4,239)	(58,016)	(964)	(155)	38,003	(38,967)	(169,442)	8,134	(177,576)	(136,305)	(21,878)	34,481	(170,786)
Net income/(loss)	34,616	(17,516)	52,132	34,412	(14,583)	48,994	7,566	1,214	1,895	5,671	357,625	(17,516)	375,141	(22,715)	(3,647)	(85,189)	62,474

Less:Net income attributable to noncontrolling interests	(1,957)	—	(1,957)	(703)	—	(703)	(1,286)	(206)	—	(1,286)	(6,094)	—	(6,094)	(4,061)	(652)	—	(4,061)

Net income/(loss) attributable to Home Inns Group’s shareholders	32,659	(17,516)	50,175	33,709	(14,583)	48,291	6,280	1,008	1,895	4,385	351,531	(17,516)	369,047	(26,776)	(4,299)	(85,189)	58,413

Earnings per share
— Basic	0.36		0.55	0.37		0.53	0.07	0.01		0.05	4.17		4.38	(0.29)	(0.05)		0.64

— Diluted	(0.06)		0.11	0.37		0.52	0.07	0.01		0.05	1.26		1.44	(0.29)	(0.05)		0.63

Weighted average ordinary shares outstanding
— Basic	90,596		90,596	90,771		90,771	91,027	91,027		91,027	84,222		84,222	90,805	90,805		90,805

— Diluted	99,672		99,672	92,600		92,600	92,445	92,445		92,445	94,299		94,299	90,805	90,805		92,222

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	1,637		1,637	2,025	261	1,764	2,038	327	241	1,797	3,283		3,283	8,199	1,316	963	7,236
Personnel costs of Franchised-and-managed hotels	1,709		1,709	2,410	313	2,097	2,476	397	292	2,184	3,369		3,369	9,578	1,537	1,155	8,423
Sales and marketing expenses	317		317	407	—	407	354	57	—	354	656		656	1,535	246	—	1,535
General and administrative expenses	15,831		15,831	19,195	545	18,650	17,620	2,828	671	16,949	69,227		69,227	74,064	11,888	2,182	71,882

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2301 on December 31, 2012, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2012								Quarter Ended December 31, 2012(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share- based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share- based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue
	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)		RMB ‘000 (unaudited)		RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)
Leased-and-operated hotel costs	(1,208,838)	82.5%	2,038	—	19,933	1.5%	(1,186,867)	81.0%	(843,874)	76.7%	1,797	—	107	0.2%	(841,970)	76.5%
Personnel costs of Franchised-and-managed hotels	(24,581)	1.7%	2,476	—	—	0.2%	(22,105)	1.5%	(20,835)	1.9%	2,184	—	—	0.2%	(18,651)	1.7%
Sales and marketing expenses	(24,793)	1.7%	354	—	—	0.0%	(24,439)	1.7%	(21,008)	1.9%	354	—	—	0.0%	(20,654)	1.9%
General and administrative expenses	(83,408)	5.7%	17,620	—	558	1.2%	(65,230)	4.5%	(73,580)	6.7%	16,949	—	—	1.5%	(56,631)	5.1%

Total operating costs and expenses	(1,341,620)	91.5%	22,488	—	20,491	2.9%	(1,298,641)	88.6%	(959,297)	87.2%	21,284	—	107	1.9%	(937,906)	85.2%

Income from operations	36,254	2.5%	22,488	—	20,491	2.9%	79,233	5.4%	74,603	6.8%	21,284	—	107	1.9%	95,994	8.7%

	Quarter Ended December 31, 2012								Quarter Ended December 31, 2012(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share- based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non - GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share- based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue
	US$ ‘000 (unaudited)		US$ ‘000 (unaudited)	US$ ‘000 (unaudited)	US$ ‘000 (unaudited)		US$ ‘000 (unaudited)		US$ ‘000 (unaudited)		US$ ‘000 (unaudited)	US$ ‘000 (unaudited)	US$ ‘000 (unaudited)		US$ ‘000 (unaudited)
Leased-and-operated hotel costs	(194,031)	82.5%	327	—	3,199	1.5%	(190,505)	81.0%	(135,451)	76.7%	288	—	17	0.2%	(135,145)	76.5%
Personnel costs of Franchised-and-managed hotels	(3,946)	1.7%	397	—	—	0.2%	(3,549)	1.5%	(3,344)	1.9%	351	—	—	0.2%	(2,994)	1.7%
Sales and marketing expenses	(3,980)	1.7%	57	—	—	0.0%	(3,923)	1.7%	(3,372)	1.9%	57	—	—	0.0%	(3,315)	1.9%
General and administrative expenses	(13,388)	5.7%	2,828	—	90	1.2%	(10,470)	4.5%	(11,810)	6.7%	2,721	—	—	1.5%	(9,090)	5.1%

Total operating costs and expenses	(215,345)	91.5%	3,610	—	3,289	2.9%	(208,446)	88.6%	(153,978)	87.2%	3,416	—	17	1.9%	(150,544)	85.2%

Income from operations	5,819	2.5%	3,610	—	3,289	2.9%	12,718	5.4%	11,975	6.8%	3,416	—	17	1.9%	15,408	8.7%

	Quarter Ended September 30, 2012								Quarter Ended September 30, 2012(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share- based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share- based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue

	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)		RMB ‘000 (unaudited)		RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)
Leased-and-operated hotel costs	(1,213,915)	75.9%	2,025	—	25,406	1.7%	(1,186,484)	74.2%	(846,200)	70.5%	1,764	—	7,714	0.8%	(836,722)	69.8%
Personnel costs of Franchised-and-managed hotels	(45,046)	2.8%	2,410	—	—	0.2%	(42,636)	2.7%	(37,152)	3.1%	2,097	—	—	0.2%	(35,055)	2.9%
Sales and marketing expenses	(18,351)	1.1%	407	—	—	0.0%	(17,944)	1.1%	(15,946)	1.3%	407	—	—	0.0%	(15,539)	1.3%
General and administrative expenses	(77,850)	4.9%	19,195	—	1,224	1.3%	(57,431)	3.6%	(68,629)	5.7%	18,650	—	—	1.6%	(49,979)	4.2%

Total operating costs and expenses	(1,355,162)	84.8%	24,037	—	26,630	3.2%	(1,304,495)	81.6%	(967,927)	80.7%	22,918	—	7,714	2.6%	(937,295)	78.1%

Income from operations	153,987	9.6%	24,037	—	26,630	3.2%	204,654	12.8%	165,801	13.8%	22,918	—	7,714	2.6%	196,433	16.4%

	Quarter Ended December 31, 2011								Quarter Ended December 31, 2011(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share- based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue
	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)		RMB ‘000 (unaudited)		RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)
Leased-and-operated hotel costs	(1,066,642)	81.4%	1,637	—	14,635	1.2%	(1,050,370)	80.2%	(709,759)	75.3%	1,637	—	—	0.2%	(708,122)	75.2%
Personnel costs of Franchised-and-managed hotels	(20,083)	1.5%	1,709	—	—	0.1%	(18,374)	1.4%	(17,748)	1.9%	1,709	—	—	0.2%	(16,039)	1.7%
Sales and marketing expenses	(19,574)	1.5%	317	—	—	0.0%	(19,257)	1.5%	(16,017)	1.7%	317	—	—	0.0%	(15,700)	1.7%
General and administrative expenses	(89,088)	6.8%	15,831	6,295	4,870	2.1%	(62,092)	4.7%	(75,230)	8.0%	15,831	6,295	—	2.3%	(53,104)	5.6%

Total operating costs and expenses	(1,195,387)	91.3%	19,494	6,295	19,505	3.5%	(1,150,093)	87.8%	(818,754)	86.9%	19,494	6,295	—	2.7%	(792,965)	84.2%

Income from operations	33,206	2.5%	19,494	6,295	19,505	3.5%	78,500	6.0%	63,474	6.7%	19,494	6,295	—	2.7%	89,263	9.5%

	Year Ended December 31, 2012								Year Ended December 31, 2012(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share- based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share- based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue
	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)		RMB ‘000 (unaudited)		RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)
Leased-and-operated hotel costs	(4,641,995)	80.5%	8,199	—	83,744	1.6%	(4,550,052)	78.9%	(3,218,796)	74.8%	7,236	—	7,821	0.4%	(3,203,739)	74.5%
Personnel costs of Franchised-and-managed hotels	(125,031)	2.2%	9,578	—	—	0.2%	(115,453)	2.0%	(103,728)	2.4%	8,423	—	—	0.2%	(95,305)	2.2%
Sales and marketing expenses	(76,878)	1.3%	1,535	—	48	0.0%	(75,295)	1.3%	(65,561)	1.5%	1,535	—	—	0.0%	(64,026)	1.5%
General and administrative expenses	(315,235)	5.5%	74,064	—	13,160	1.5%	(228,011)	4.0%	(264,090)	6.1%	71,882	—	—	1.7%	(192,208)	4.5%

Total operating costs and expenses	(5,159,139)	89.4%	93,376	—	96,952	3.3%	(4,968,811)	86.1%	(3,652,175)	84.9%	89,076	—	7,821	2.3%	(3,555,278)	82.7%

Income from operations	273,736	4.7%	93,376	—	96,952	3.3%	464,064	8.0%	397,639	9.2%	89,076	—	7,821	2.3%	494,536	11.5%

	Year Ended December 31, 2012								Year Ended December 31, 2012(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share- based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue
	US$ ‘000 (unaudited)		US$ ‘000 (unaudited)	US$ ‘000 (unaudited)	US$ ‘000 (unaudited)		US$ ‘000 (unaudited)		US$ ‘000 (unaudited)		US$ ‘000 (unaudited)	US$ ‘000 (unaudited)	US$ ‘000 (unaudited)		US$ ‘000 (unaudited)
Leased-and-operated hotel costs	(745,092)	80.5%	1,316	—	13,442	1.6%	(730,334)	78.9%	(516,652)	74.8%	1,161	—	1,255	0.4%	(514,236)	74.5%
Personnel costs of Franchised-and-managed hotels	(20,069)	2.2%	1,537	—	—	0.2%	(18,532)	2.0%	(16,649)	2.4%	1,352	—	—	0.2%	(15,297)	2.2%
Sales and marketing expenses	(12,340)	1.3%	246	—	8	0.0%	(12,086)	1.3%	(10,523)	1.5%	246	—	—	0.0%	(10,277)	1.5%
General and administrative expenses	(50,599)	5.5%	11,888	—	2,112	1.5%	(36,599)	4.0%	(42,389)	6.1%	11,538	—	—	1.7%	(30,851)	4.5%

Total operating costs and expenses	(828,100)	89.4%	14,987	—	15,562	3.3%	(797,551)	86.1%	(586,213)	84.9%	14,297	—	1,255	2.3%	(570,661)	82.7%

Income from operations	43,936	4.7%	14,987	—	15,562	3.3%	74,485	8.0%	63,825	9.2%	14,297	—	1,255	2.3%	79,377	11.5%

	Year Ended December 31, 2011								Year Ended December 31, 2011(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share- based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share- based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non- GAAP Result	%of Total Revenue
	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)		RMB ‘000 (unaudited)		RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)		RMB ‘000 (unaudited)
Leased-and-operated hotel costs	(2,960,666)	74.8%	3,283	—	14,635	0.5%	(2,942,748)	74.3%	(2,603,783)	72.5%	3,283	—	—	0.1%	(2,600,500)	72.4%
Personnel costs of Franchised-and-managed hotels	(72,009)	1.8%	3,369	—	—	0.1%	(68,640)	1.7%	(69,674)	1.9%	3,369	—	—	0.1%	(66,305)	1.8%
Sales and marketing expenses	(44,451)	1.1%	656	—	—	0.0%	(43,795)	1.1%	(40,894)	1.1%	656	—	—	0.0%	(40,238)	1.1%
General and administrative expenses	(335,888)	8.5%	69,227	63,824	4,870	3.5%	(197,967)	5.0%	(322,030)	9.0%	69,227	63,824	—	3.7%	(188,979)	5.3%

Total operating costs and expenses	(3,413,014)	86.2%	76,535	63,824	19,505	4.0%	(3,253,150)	82.2%	(3,036,381)	84.5%	76,535	63,824	—	3.9%	(2,896,022)	80.6%

Income from operations	297,438	7.5%	76,535	63,824	19,505	4.0%	457,302	11.5%	327,706	9.1%	76,535	63,824	—	3.9%	468,065	13.0%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2301 on December 31, 2012, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended							Year Ended
	December 31, 2011		September 30, 2012		December 31, 2012			December 31, 2011		December 31, 2012
	RMB ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)
Net income/(loss) attributable to Home Inns Group’s shareholders (GAAP)	32,659	50,175	33,709	48,291	6,280	1,008	4,385	351,531	369,047	(26,776)	(4,299)	58,413
Foreign exchange loss, net	(18,495)	(17,947)	6,748	6,536	(14,974)	(2,403)	(14,379)	(15,849)	(15,301)	(217)	(35)	(627)
Share-based compensation	19,494	19,494	24,037	22,918	22,488	3,610	21,284	76,535	76,535	93,376	14,987	89,076
Gain on buy-back of convertible bonds	—	—	—	—	—	—	—	(1,521)	(1,521)	—	—	—
Acquisition expenses — Motel 168	6,295	6,295	—	—	—	—	—	63,824	63,824	—	—	—
Integration cost	19,505	—	26,630	7,714	20,491	3,289	107	19,505	—	96,952	15,562	7,821
Interest expenses — Upfront fee amortization of term loans	5,821	5,821	10,126	10,126	2,013	323	2,013	5,821	5,821	43,250	6,942	43,250
Non-operating (income)/expenses— (Gain)/loss on change in fair value of interest swap transaction	7,315	7,315	7,818	7,818	(1,049)	(168)	(1,049)	7,315	7,315	6,665	1,070	6,665
(Gain)/loss on change in fair value of convertible notes	(35,966)	(35,966)	26,765	26,765	45,356	7,280	45,356	(198,547)	(198,547)	87,099	13,980	87,099
Withholding tax for profit distribution of previous periods	—	—	—	—	—	—	—	17,469	17,469	—	—	—

Adjusted net income attributable to Home Inns Group’s shareholders (Non-GAAP)	36,628	35,187	135,833	130,168	80,605	12,939	57,717	326,083	324,642	300,349	48,207	291,697

	Quarter Ended							Year Ended
	December 31, 2011		September 30, 2012		December 31, 2012			December 31, 2011		December 31, 2012
	RMB ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)
Earnings per share (GAAP)
— Basic	0.36	0.55	0.37	0.53	0.07	0.01	0.05	4.17	4.38	(0.29)	(0.05)	0.64

— Diluted	(0.06)	0.11	0.37	0.52	0.07	0.01	0.05	1.26	1.44	(0.29)	(0.05)	0.63

Weighted average ordinary shares outstanding
— Basic	90,596	90,596	90,771	90,771	91,027	91,027	91,027	84,222	84,222	90,805	90,805	90,805

— Diluted	99,672	99,672	92,600	92,600	92,445	92,445	92,445	94,299	94,299	90,805	90,805	92,222

Adjusted earnings per share (Non-GAAP)
— Basic	0.40	0.39	1.50	1.43	0.89	0.14	0.63	3.87	3.85	3.31	0.53	3.21

— Diluted	0.37	0.35	1.47	1.41	0.87	0.14	0.62	3.46	3.44	3.31	0.53	3.16

Weighted average ordinary shares outstanding
— Basic	90,596	90,596	90,771	90,771	91,027	91,027	91,027	84,222	84,222	90,805	90,805	90,805

— Diluted	99,672	99,672	92,600	92,600	92,445	92,445	92,445	94,299	94,299	90,805	90,805	92,222

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2301 on December 31, 2012, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended							Year Ended
	December 31, 2011		September 30, 2012		December 31, 2012			December 31, 2011		December 31, 2012
	RMB ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB’000 (excluding Motel 168) (unaudited)
Net income/(loss) attributable to Home Inns Group’s shareholders	32,659	50,175	33,709	48,291	6,280	1,008	4,385	351,531	369,047	(26,776)	(4,299)	58,413
Interest income	(11,497)	(9,724)	(615)	(425)	(861)	(138)	(685)	(31,996)	(30,223)	(11,874)	(1,906)	(10,873)
Interest expenses	28,313	27,683	27,182	27,005	17,393	2,792	17,243	46,868	46,238	119,416	19,168	118,658
Income tax expense	33,815	41,949	62,255	58,016	964	155	38,967	169,442	177,576	136,305	21,878	170,786
Depreciation and amortization	145,941	98,485	161,006	117,680	164,376	26,384	123,097	413,105	365,649	632,468	101,518	457,300

EBITDA (Non-GAAP)	229,231	208,568	283,537	250,567	188,152	30,201	183,007	948,950	928,287	849,539	136,359	794,284

Foreign exchange loss, net	(18,495)	(17,947)	6,748	6,536	(14,974)	(2,403)	(14,379)	(15,849)	(15,301)	(217)	(35)	(627)
Share-based compensation	19,494	19,494	24,037	22,918	22,488	3,610	21,284	76,535	76,535	93,376	14,987	89,076
Gain on buy-back of convertible bonds	—	—	—	—	—	—	—	(1,521)	(1,521)	—	—	—
Acquisition expenses — Motel 168	6,295	6,295	—	—	—	—	—	63,824	63,824	—	—	—
Integration cost	19,505	—	26,630	7,714	20,491	3,289	107	19,505	—	96,952	15,562	7,821
Non-operating (income)/expenses— (Gain)/loss on change in fair value of interest swap transaction	7,315	7,315	7,818	7,818	(1,049)	(168)	(1,049)	7,315	7,315	6,665	1,070	6,665
(Gain)/loss on change in fair value of convertible notes	(35,966)	(35,966)	26,765	26,765	45,356	7,280	45,356	(198,547)	(198,547)	87,099	13,980	87,099

Adjusted EBITDA (Non-GAAP)	227,379	187,759	375,535	322,318	260,464	41,809	234,326	900,212	860,592	1,133,414	181,923	984,318

%of total revenue	17.4%	19.9%	23.5%	26.9%	17.8%	17.8%	21.3%	22.7%	24.0%	19.6%	19.6%	22.9%

Note 1: The “Depreciation and amortization expense” includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in “Operating costs and expenses”.

The depreciation and amortization expenses of administrative long-term assets are included in “General and administrative expenses”.

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended									As of and for the year ended
	December 31, 2011			September 30, 2012			December 31, 2012			December 31, 2011			December 31, 2012
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,426	307	1,119	1,682	321	1,361	1,772	334	1,438	1,426	307	1,119	1,772	334	1,438
Leased-and-operated hotels	698	144	554	770	146	624	803	151	652	698	144	554	803	151	652
Franchised-and-managed hotels	728	163	565	912	175	737	969	183	786	728	163	565	969	183	786

Total rooms	176,562	47,941	128,621	204,678	48,619	156,059	214,070	49,745	164,325	176,562	47,941	128,621	214,070	49,745	164,325

Occupancy rate (as a percentage)	84.2%	73.5%	88.4%	90.3%	82.7%	92.7%	83.8%	77.4%	85.6%	88.8%	73.5%	90.3%	86.1%	78.0%	88.7%

Average daily rate (in RMB)	168	154	173	174	162	177	165	160	166	172	154	173	168	160	170

RevPAR (in RMB)	141	113	153	157	134	164	138	124	143	152	113	156	144	125	151

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31, 2011			December 31, 2012
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,201	282	919	1,201	282	919
Leased-and-operated hotels	616	144	472	617	145	472
Franchised-and-managed hotels	585	138	447	584	137	447

Total rooms	139,768	34,164	105,604	140,301	33,989	106,312

Occupancy rate (as a percentage)	86.0%	73.5%	91.5%	86.5%	77.7%	90.4%

Average daily rate (in RMB)	167	154	172	169	161	172

RevPAR (in RMB)	144	113	158	146	125	156

One Motel 168 Franchised-and-managed hotel was legally converted into Leased-and-operated hotels in 2012.

*	“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.